Mail Stop 3561

January 23, 2008

Ms. Phoebe A. Wood
Vice Chairman and Chief Financial Officer
Brown-Forman Corporation
850 Dixie Highway
Louisville, Kentucky 40210

> **Re:** **Brown-Forman Corporation**
> **Form 10-K for the fiscal year ended April 30, 2007**
> **Filed June 28, 2007**
> **File No. 002-26821**

Dear Ms. Wood:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director